UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2020

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

161 Bay Street, Suite 4260

Toronto, Ontario M5J 2S1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: February 3, 2020	By:	/s/ Igor Gonzales
	Name:	Igor Gonzales
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	NI (National Instrument) 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru

99.2	NI 43-101 Certificate of Andre M. Deiss

99.3	NI 43-101 Certificate of Carl Kottmeier

99.4	NI 43-101 Certificate of Daniel H. Sepulveda

99.5	NI 43-101 Certificate of Dan Mackie

99.6	NI 43-101 Certificate of Jarek Jakubec

99.7	NI 43-101 Consent of Andre M. Deiss

99.8	NI 43-101 Consent of Carl Kottmeier

99.9	NI 43-101 Consent of Daniel H. Sepulveda

99.10	NI 43-101 Consent of Dan Mackie

99.11	NI 43-101 Consent of Jarek Jakubec

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